AMENDED AND RESTATED

AGREEMENT FOR STRATEGIC OPERATING ALLIANCE

THIS AMENDED AND RESTATED AGREEMENT FOR STRATEGIC OPERATING ALLIANCE, dated as of December 31, 2004 (“Agreement”), is entered into by and among M-WAVE, INC., a Delaware corporation (“M-Wave”), and AMERICAN STANDARD CIRCUITS, INC., an Illinois Corporation (“American Standard”), and for purposes of Section 13 only, GORDHAN PATEL (“Patel”).

RECITALS:

M-Wave and American Standard are parties to that certain Agreement for Strategic Operating Alliance, dated as of January 28, 2004 (“Original Agreement”);

M-Wave claims that American Standard failed to perform certain of its duties under the Original Agreement, including the merging of the parties’ sales departments;

M-Wave and American Standard desire to amend and restate the Original Agreement in its entirety, as set forth herein;

Patel has performed consulting services for M-Wave and M-Wave desires that Patel continue to perform such consulting services for at least (3) months; and

Patel desires to continue to perform such consulting services, in exchange for the options to be issued pursuant to this Agreement.

NOW, THEREFORE, Poly Circuits, Inc, a wholly owned subsidiary of M-Wave, Inc. merged into M-Wave, which succeeded Poly Circuits’ business, assets and interest in Am-Wave  LLC, the Original Agreement is hereby amended and restated in its entirety, effective as of the day and year first above written, as set forth below:

1.         Effectiveness of this Agreement.  This Agreement shall become effective upon the completion of all of the following: (a) execution by M-Wave and American Standard of this Agreement, (b) execution by M-Wave and AMI Partners of an amendment to M-Wave’s lease of a portion of the Manufacturing Facility (as defined below), and (c) execution by M-Wave and American Standard of an agreement (the “LLC Transfer Agreement”) transferring M-Wave’s interest in Am-Wave, LLC to American Standard and releasing M-Wave from all continuing liability regarding Am-Wave, LLC.

2.         Manufacturing.  American Standard shall manufacture high-performance circuit boards (“Products”) for M-Wave customers, as directed by M-Wave, at their manufacturing facilities located in Franklin Park and West Chicago, Illinois (the “Manufacturing Facility”) in accordance with the terms of this Agreement.  M‑Wave in its sole discretion may place any orders for the manufacture of Products with Asian third party vendors.

3.         Purchase Orders.  M-Wave will obtain written purchase orders from its customers for the purchase and delivery of Products hereunder, which shall specify all Work to be completed, and deliver the same to American Standard.  For the purposes of this Agreement, “Work” shall mean to procure labor, components, raw materials, equipment and other supplies, and to manufacture, bond, test, and deliver the Products to M-Wave.  Each purchase order shall specify the quantity of all Products ordered, the part number, the requested delivery date, price, and shall reference the applicable written Specifications.  As used herein, “Specifications” shall include, without limitation, manufacturing plans, test data, quality control data, compositions, bills of material, samples, schematics, process documentation, and test specifications.  Purchase orders shall normally be deemed approved by American Standard upon receipt; provided, however that American Standard may in good faith reject any order for products not listed on Annex 1 that American Standard does not have the technological capacity to manufacture, that does not substantially conform to the terms and conditions of this Agreement, or does not provide a price that is reasonably acceptable to American Standard, or would exceed the amount outstanding credit limits under paragraph 4(c) unless waived by American Standard for any particular order.  American Standard shall notify M-Wave of its disapproval of any purchase order within three (3) business days of receipt of such order.  M-Wave and American Standard will use reasonable efforts to satisfy any order changes made by a customer and will respond to the customer regarding meeting the requested change within seven (7) business days of receipt of a written order requesting such change.  The Parties agree that the terms and conditions contained in this Agreement shall prevail over any terms and conditions of any purchase order, acknowledgment form or other instrument.

4.         Price and Payment Terms.

(a) Unit Price.  For each Product manufactured for M-Wave customers, M-Wave shall pay to American Standard the “Unit Price,” which shall mean the standard cost of such Product as set forth in the pricing matrix spreadsheet attached hereto as Annex 1, as may be changed hereafter from time to time by mutual agreement of the Parties.  The standard cost on such pricing matrix spreadsheet generally equals the difference between (i) the price of such Product to the customer and (ii) an agreed-upon discount (“Discount”).  M-Wave shall retain the excess of the amount paid by its customer for the Product over the Unit Price due from M-Wave to American Standard.

(b) Monthly Charge.  In lieu of the allocation of expenses previously provided in Section 7 of the Original Agreement and in addition to the Unit Price set forth above, by the 20th day of each calendar month beginning November 1, 2004, M-Wave shall be charged an amount ("Monthly Charge") equal to the difference between (x) the greater of 6% of the aggregate Unit Price of all purchases by M-Wave from AMI Partners in the immediately preceding calendar month or $56,000 less (y) the monthly rent payment made pursuant to the Industrial Loft Lease dated January 28, 2004, as amended, in respect of the second floor of an industrial building known as 475 Industrial Way, West Chicago, Illinois; provided that :

(i)   M-Wave shall no longer be charged the Monthly Charge if American Standard (A) is no longer able to manufacture the Products for M-Wave at the Manufacturing Facility, (B) ceases to exist, (C) undergoes a Fundamental Change (as defined below), or (D) materially breaches this Agreement and fails to cure such breach within ten calendar days following M-Wave’s delivery of notice of such breach.

(ii)  If American Standard to manufacture pursuant to paragraph 3, at least 50% of the orders for Products that M-Wave places with American Standard in any month, then the Monthly Charge shall equal the lesser of $56,000 or 6% of the aggregate Unit Price of all purchases less the monthly rent payment by M-Wave from American Standard in the immediately preceding calendar month.

(c) Terms.  Payment for each Product by M-Wave to American Standard hereunder is due within ten (10) business days of the date of delivery by American Standard to M-Wave pursuant to Section 6 below; provided that American Standard shall not be obligated to provide M-Wave with outstanding credit in excess of $500,000.

(d) Purchase Credits.  The parties acknowledge that, pursuant to the LLC Transfer and Lease Agreement, M-Wave is entitled to $340,000 in purchase credits from American Standard.  M‑Wave shall be entitled to apply $15,000 of such purchase credits each calendar month as an offset against the Unit Price of Products purchased hereunder and/or against the Monthly Charge and/or against any other amounts due hereunder.  In the event American Standard (i) is no longer able to manufacture the Products for M-Wave at the Manufacturing Facility, (ii) ceases to exist, (iii) undergoes a Fundamental Change (as defined below), or (iv) materially breaches this Agreement and fails to cure such breach within ten calendar days following M-Wave’s delivery of notice of such breach and provided M-Wave is not in default, then (A) M-Wave shall be entitled to apply all such remaining purchase credits as an offset against the Unit Price of Products purchased hereunder and/or against the Monthly Charge and/or against any other amounts due hereunder, with no limits on the amount of the remaining purchase credits that may be applied and offset and (B) American Standard shall  within sixty (60) business days pay to M-Wave in immediately available funds the amount of any remaining purchase credits that have not been so applied by M-Wave.

(e) Other.  The Unit Price is exclusive of federal, state and local excise, sales, use and similar taxes, and any duties; and M-Wave shall be responsible for the collection of all such amounts from customers and the remission of such amounts to the appropriate authorities.  The Unit Price is also exclusive of freight, insurance and other shipping expenses which are the responsibilities of M-Wave.

(f) Fundamental Change.  A “Fundamental Change” means consummation by American Standard of: (A) a merger or consolidation; (B) a complete liquidation or dissolution of American Standard; (C) the sale or other disposition of all or substantially all of the assets of American Standard; or (D) a similar transaction not described above that has an effect substantially similar to that of a transaction described above.

5.         Packaging and Labeling.  M-Wave, at its own expense, will package and include Labels on or with all M-Wave Products and packaging to be supplied in accordance with the applicable Specifications.  As used herein, “Label(s)” shall mean all (a) labels and other written, printed or graphic matter placed upon the Products, (b) containers and/or wrappers utilized with the Products including, without limitation, Product inserts which bear the trademarks or trade dress of M-Wave, and (c) other matters designated in the Specifications or on approved prototypes/samples.

6.         Shipments.  M-Wave, at its own expense, shall ship all Products to the customer in accordance with the applicable Specifications.

7.         Acceptances and Rejection.  If a customer (a) rejects in whole or in part any shipment of Products because such Products were determined not to be in accordance with the applicable Specifications (the “Nonconforming Products”) or (b) informs M-Wave of any shortage in quantity of any shipment of Products, M-Wave shall promptly provide American Standard written notice of such rejection or shortage and American Standard shall use reasonable efforts to replace the Nonconforming Products or make up the shortage, at no additional cost to the customer and as quickly as possible, but in any event within ten (10) business days of receiving notice of such rejection or shortage.  At American Standard’s option and expense, shipments of Nonconforming Products shall be returned to American Standard via M-Wave or destroyed by the customer.  The remedy of replacement or refund will not be available for Nonconforming Products if such nonconformance was caused by the customer’s misuse, unauthorized modifications, neglect, improper testing or improper storage of such Nonconforming Products.

8.         Customer Complaints.  If M-Wave receives a consumer complaint relating to a defect in any Product, M-Wave may seek, in a prompt and reasonable manner, the resolution of such complaint by American Standard in accordance with the terms of this Agreement.

9.         Hazardous or Unsafe Condition of Products.  In the event American Standard or M-Wave learns of any condition relating to a potential safety hazard or unsafe condition in any of the Products, or is advised of such by any state or federal regulatory authorities having jurisdiction over such Products, such Party shall immediately advise the other Party and provide all relevant information, and the Parties shall exert all reasonable efforts to promptly resolve the situation.

10.       Transition Issues.

(a) Phone System.  M-Wave shall manage the phone system at the Manufacturing Facility, and provide American Standard with access to and use of same, at M-Wave's sole expense, through January 31, 2005.  After February 1, 2005, American Standard shall have no further right to use the phone system managed and paid for by M-Wave, and American Standard shall install its own phone system and pay its own phone and internet expenses.

(b) Reception; IT.  M-Wave and American Standard shall each pay 50% of the salary of the receptionist, until such time as American Standard determines that such receptionist is no longer needed.  M-Wave and American Standard shall each pay 50% of the salary of the information technology manager through December 31, 2004; thereafter, American Standard shall pay M-Wave $40 per hour for information technology services requested by American Standard and provided by M-Wave's employees.

(c) Deliveries.  For use of American Standard's driver, M-Wave will pay American Standard $100 per week to make one delivery per week to University Park and $250 per week to make daily deliveries from American Standard's facility in Franklin Park, until such time as M-Wave notifies American Standard that either or both of such delivery services are no longer needed.

(d) Engineering.  M-Wave will pay American Standard $40 per hour for engineering services requested by M-Wave and provided by American Standard's employees."

(e) Orbotec Equipment.  M-Wave will transfer ownership and possession of the Orbotec Model DP-100 UV Laser Direct Imaging System, S/N DP 1202 to American Standard without recourse.  All responsibilities in regards to licensing fees, transfer fees, maintenance of equipment, etc. are the sole responsibility of American Standard. M-Wave will co-operate with ASC to get Orbotec licenses for equipment and software including the LDI machine, transferred to ASC for no cost.

11.       Term.

(a) Stated Term.  This Agreement shall be effective as of October 1, 2004 and shall continue in effect until August 31, 2006 (the “Term”).

(b) Early Termination.

(i)   Notwithstanding the above, the non-breaching Party shall have the right to terminate this Agreement immediately, if the other Party materially breaches this Agreement at any time and such breach is not cured (x) within seven (7) days of written notice if the breach was caused by the failure of the other Party to make any payment required under this Agreement or (y) within thirty (30) days of written notice thereof for any other material breach of this Agreement.  In either case, such notice shall specify in detail the nature of the breach.

(ii)  Either Party may terminate this Agreement, effective immediately upon the giving of written notice, if the other Party shall file a petition for bankruptcy, or shall be adjudicated a bankrupt or insolvent, or shall take advantage of the insolvency laws of any state of the United States, or shall make an assignment for the benefit of creditors, or shall have a receiver appointed, whether by private instrument or by court officer, for its property, or become subject to an involuntary petition for bankruptcy, or have a major portion of its assets become subject to attachment that is not rescinded within forty-five (45) days.

(iii) This Agreement may be terminated by either Party upon sixty (60) days written notice to the other if any conditions constituting a Force Majeure as described in Section 24(b) herein exist for a period in excess of forty-five (45) days in any twelve-month period.

(c) Effect of Termination.  Termination or expiration of this Agreement shall not (i) affect any other rights of either Party which may have accrued up to the date of such termination or expiration, or (ii) relieve either Party of its obligation to pay to the other Party sums due in respect of Products delivered and accepted prior to termination or expiration of this Agreement.  The provisions of Sections 15 (Intellectual Property), 18 (Product Warranty), 19 (Records and Audit), 20 (Confidentiality), 21 (Non-Solicitation of Customers and Employees), 23 (Indemnification), and 24 (Miscellaneous) of this Agreement shall survive termination or expiration of this Agreement.

12.       Sales.  M-Wave will no longer pursue merging the sales departments as described in the Original Agreement. However, M-Wave will be the sole sales agent for all microwave and RF products produced at the Manufacturing Facility, except however American Standard may manufacture small orders of microwave and RF products at the Manufacturing Facility with M-Wave’s approval for American Standard’s customer. M-Wave agrees to provide ASC with a “right of refusal” on all digital Products ordered by M-Wave.  M-Wave agrees that it will not establish a relationship with an alternative domestic manufacturing source solely to provide improved credit terms over those provided in this agreement.

13.       M-Wave Warrant and Options.

(a) Warrant.  Pursuant to the Original Agreement, M-Wave granted Gordhan Patel a warrant to purchase 500,000 shares of M-Wave common stock at an exercise price of $1.35 per share for a term of five years (the “Warrant”).  The parties hereby agree that the Warrant is hereby canceled and terminated in its entirety, without the exercise of any portion thereof.

            (b) Options.  In full consideration for the consulting services that Patel has previously provided to M-Wave and for future consulting services to be provided by Patel to M-Wave (as further described in the recitals hereto), M-Wave hereby grants Patel options to purchase 104,167 shares of M-Wave’s common stock (the “Options”) at an exercise price of $1.35 per share for a term of four years from the date of this Agreement.  The Options shall be fully vested on the date of this Agreement and are exercisable in full; provided that Patel shall not exercise any portion thereof until M-Wave has filed the registration statement on Form S-8 described in Section 13(c) below.

            (c) Registration.  Within 60 days following the date hereof, M-Wave shall prepare and file with the U.S. Securities and Exchange Commission a registration statement on Form S-8, at M-Wave’s expense, covering the shares of common stock issuable upon exercise of the Options.

            (d) Certificates.  M‑Wave shall issue Mr. Patel the Options in the form of Exhibit A attached hereto.

            14.       Equity Interest in American Standard.  M-Wave’s equity interest in American Standard, as defined in Section 24 of the Original Agreement, is hereby terminated in its entirety and extinguished.

            15.       Intellectual Property.  Unless specifically and expressly granted herein and notwithstanding a Party’s use thereof, no licenses or rights under either Party’s intellectual property rights including, without limitation, copyrights, trademarks, trade names, trade secrets, patents or any other proprietary rights issued, honored and/or enforceable under any applicable laws, are implied or granted in this Agreement.  Each Party shall retain full ownership of all of its intellectual property.

16.       Regulatory Matters.

(a) American Standard represents and warrants that it currently has all material licenses and permits necessary for the operation of its business as currently conducted.

(b) American Standard will be responsible for any reporting of matters regarding the manufacture of Products, as applicable, to relevant regulatory authorities, in accordance with pertinent laws and regulations and shall notify M-Wave of any occurrence or information that arises out of its manufacturing activities that has adverse regulatory compliance and/or reporting consequences concerning a Product.

(c) American Standard shall be responsible for handling and responding to any governmental agency inspections with respect to manufacturing of Products during the Term and shall provide to M-Wave copies of any information requested by any governmental agency in connection with any governmental inspection related to the Products.

(d) Each Party shall comply with all applicable laws, rules and regulations in fulfilling their obligations under this Agreement.

17.       Manufacturing Certifications.  American Standard represents and warrants that it currently has UL and ISO certifications appropriate to the manufacture and sale of Products.

18.       Product Warranty.  M-Wave warrants to its customers that all Products shall substantially conform to the applicable Specifications and will be free from defects in workmanship.  Third-party materials used to manufacture the Products are warranted by M-Wave to the same extent that the original manufacturer warrants the materials.  These warranties do not apply to (a) Products that have been abused, damaged, altered or misused by any person or entity after title passes from or (b) any work done to a Product or material added to a Product after shipment of the Product to the customer.  American Standard will bear all costs of repairing any defective Product within the above warranties in a manner consistent with its obligations under Section 7.

19.       Records and Audit.

(a) During the Term and for five (5) years thereafter, each Party shall keep complete and accurate accounts, notes, data and records of the Work performed under this Agreement (collectively the “Records”).  American Standard shall maintain complete and adequate records pertaining to the methods and facilities used by it for the manufacture, processing, testing, packing, labeling, pricing and distribution of the Products in accordance with the applicable regulations in the United States and other countries, if applicable.

(b) During the Term and for five (5) years thereafter, each Party shall be permitted, at the expense of the requesting Party, to audit and make copies of the Records of the other Party to verify the proper allocation and payment of revenue and expenses under this Agreement.  Any Confidential Information (as defined below) provided pursuant to this Section shall be subject to the provisions of Section 20 below, provided that a Party may disclose such Confidential Information to its advisors and attorneys, as necessary to complete the audit described in this Section.  Each such audit will be conducted only during normal business hours of the audited Party.

20.       Confidentiality.

(a) Each Party acknowledges that any and all Confidential Information disclosed or submitted by one Party (the “Disclosing Party”) to the other (the “Receiving Party”) hereunder (i) shall be received and maintained by the Receiving Party with at least the same degree of care to avoid disclosure of such Confidential Information as it uses with respect to its own Confidential Information, and (ii) shall not be used for any purposes other than those expressly permitted under this Agreement and shall not be disclosed to any third party without the prior written consent of the Disclosing Party.

(b) For the purposes of this Agreement, “Confidential Information” shall mean any information or material that is special, unique, proprietary, or gives such Party or its affiliates a competitive advantage and/or enhances such Party’s or its affiliates’ good will, whether such information or material is designated “confidential” or not, and whether such information or material is written or oral, or obtained by viewing such Party’s premises, data or files, including, but not limited to, formulae or revisions thereto, processes and methods, business plans, financial data, customers, product development plans, marketing plans or strategies, distributor or representative lists, manufacturing methodologies, and research data, except to the extent that it can be established by the Receiving Party by competent proof that such Confidential Information: (i) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement; or (iv) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a third party who had no obligation to the Disclosing Party not to disclose such information to others.

(c) Each Party may disclose the other’s Confidential Information to the extent such disclosure is reasonably necessary in complying with applicable governmental regulations or, with respect to M-Wave, by rules of the NASDAQ Stock Market, provided that if a Party is required to make any such disclosure of the other Party’s Confidential Information it will give reasonable advance notice to the other Party of such disclosure requirement, and will use its best efforts to secure confidential treatment of such Confidential Information required to be disclosed.

(d) All Confidential Information disclosed by a Disclosing Party to a Receiving Party shall be and shall remain the property of the Disclosing Party, regardless of such disclosure and regardless of the use of such Confidential Information by the Receiving Party.

(e) It is further understood and agreed that money damages would not be sufficient remedy for any breach of this Section 20 and that the Disclosing Party shall be entitled to injunctive relief, including specific performance, as a remedy for any such breach by the Receiving Party.  Such remedy shall not be deemed to be the exclusive remedy for breach of this Section 20 but shall be in addition to all other remedies available at law or equity.

21.       Non-Solicitation of Customers and Employees.

(a) Customers.  Each Party agrees that, during the Term, such Party shall not directly or indirectly induce or attempt to induce any customer of the other Party to cease doing business with the other Party, or in any way interfere with the relationship between any such customer and the other Party, except as necessary to fulfill a Party’s specific rights, obligations and duties hereunder.

(b) Employees.  During the Term and for six (6) months thereafter; provided the other Party has not ceased business operations, each Party shall not directly or indirectly through another entity (i) induce or attempt to induce any employee of the other Party to leave the employ of the other Party, or in any way interfere with the relationship between the other Party and any employee thereof, or (ii) hire any person who was an employee of the other Party at any time during the Contract Term (unless such employee was terminated by the other Party).

(c) Blue Pencil Doctrine.  If, at the time of enforcement of this Section 21, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law.  Each Party agrees that the restrictions contained in this Section 21 are reasonable.

(d) Breach.  In the event of the breach or a threatened breach by a Party of any of the provisions of this Section 21, the other Party, in addition and supplementary to other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

22.       Press Releases.  Except as and to the extent required by law, rule or regulation or, with respect to M-Wave, by rules of the NASDAQ Stock Market, neither Party shall permit its representatives to make any public communication or press release regarding the proposed transaction without the prior written consent of the other Party.  If M-Wave determines that a public press release is appropriate, the Parties shall first agree on the text of such release, such approval not to be unreasonably withheld.  Notwithstanding the foregoing, M-Wave may make any and all communications, releases and disclosures that it reasonably determines to be required or desirable under any securities laws, rules or regulations or rules and regulations of the NASDAQ Stock Market.  Either Party shall provide the other Party with a complete copy of any press release it issued, within 24 hours of issuance.

23.       Indemnification.

(a) Indemnification by American Standard.  American Standard agrees to indemnify, defend and hold harmless M-Wave and its officers, directors, shareholders, representatives, agents and employees (the “M-Wave Indemnities”), from and against any and all losses, liabilities, damages, costs, fees and expenses, including reasonable legal costs and attorneys’ fees (“Losses”) resulting from (i) American Standard’s breach of any representation, warranty, covenant or agreement contained in this Agreement; (ii) any third-party claim, suit or action based upon, attributable to or caused by the acts or omissions of American Standard; or (iii) the negligent or intentional wrongful act or omission of American Standard.

(b) Indemnification by M-Wave.  M-Wave agrees to indemnify, defend and hold harmless American Standard and its officers, directors, shareholders, representatives, agents and employees (the “American Standard Indemnities”), from and against any and all Losses (as defined above) resulting from (i) M-Wave’s breach of any representation, warranty, covenant or agreement contained in this Agreement; (ii) any third-party claim, suit or action based upon, attributable to or caused by the acts or omissions of M-Wave; or (iii) the negligent or intentional wrongful act or omission of M-Wave.

c) Indemnification for Bank Relationship.  In connection with the transactions contemplated hereby, the parties hereto and other affiliated parties are entering into the LLC Transfer Agreement, an amendment to the lease described in Section 4(b) hereof, and other agreements. The property which includes the space subject to such lease is subject to a mortgage and an assignment of rents granted by the landlord in favor of American Chartered Bank to secure indebtedness, and certain equipment is subject to a first lien security interest granted by AM Wave, LLC in favor of American Chartered Bank to secure indebtedness (and there is an intercreditor agreement in respect thereof between Poly Circuits, Inc (as predecessor in interest to M-Wave) and American Chartered Bank. The foregoing agreements and documents are referred to collectively in this paragraph as the "Loan-Related Documents". As a result of the LLC Transfer Agreement, American Standard is the sole owner of all interests in Am-Wave, LLC.  American Standard represents, warrants, covenants and agrees that M-Wave is in no way responsible for the obligations of AMI Partners, LLC, Am-Wave, LLC and/or American Standard to American Chartered Bank and that solely American Standard, Ami Partners, LLC and /or Am-Wave, LLC are responsible therefore and for procuring any consent required from American Chartered Bank to the execution and performance of this Agreement and the documents being executed concurrent herewith, and that American Standard has procured any such necessary consent.  American Standard agrees that it shall indemnify and hold harmless M-Wave, its owners (direct and remote), their respective directors, officers, agents and employees, and the legal representatives and assigns of each and all of them (collectively, the "M-Wave Protected Parties") of and from any and all liabilities, losses, suits, actions, judgments, costs, expenses (including without limitation reasonable attorneys' fees), claims and demands whatsoever made against or incurred or suffered by any one or more of the M-Wave Protected Parties by or on behalf of American Chartered Bank in respect of any one or more of the Loan-Related Documents and/or this SOA.

(d) Indemnity Procedure.  In the event that a Party (the “Indemnified Party”) is seeking indemnification under this Section 23, it shall provide prompt written notice to the other Party (the “Indemnifying Party”) as soon as reasonably practicable after it receives notice of the claim, provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have materially prejudiced the Indemnifying Party.  The Indemnified Party shall permit the Indemnifying Party to assume direction and control of the defense of the claim (including the right to settle the claim solely for monetary consideration), and, at the Indemnifying Party’s expense, shall cooperate as reasonably requested in the defense of the claim; provided that the Indemnifying Party may not assume direction and control of the defense of the claim if (i) the claim seeks non-monetary relief against the Indemnified Party, (ii) the claim involves criminal allegations against the Indemnified Party, or (iii) the Indemnified Party reasonably determines that the Indemnifying Party has failed or is failing to vigorously defend against such claim.  The Indemnified Party shall have the right to retain its own counsel, and the fees and expenses of the Indemnified Party’s counsel will be paid by the Indemnifying Party if representation of the Indemnified Party by the counsel retained by Indemnifying Party would be inappropriate due to an actual or potential conflict of interest.  The Indemnifying Party may not settle such action or claim, or otherwise consent to an adverse judgment in such action or claim, without the express written consent of the Indemnified Party if such settlement or adverse judgment diminishes the rights or interests of the Indemnified Party.

24.       Miscellaneous.

(a) Assignment and Succession.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, assigns and representatives.  Neither Party shall have the right to assign or otherwise transfer its rights or obligations under this Agreement except with the prior written consent of the other Party, not to be unreasonably withheld.

(b) Force Majeure.  In the event that either Party is prevented from performing or is unable to perform any of its obligations under this Agreement due to any act of God, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, material unavailability, or any other cause beyond the reasonable control of the Party invoking this Section 24(b) (“Force Majeure”), and if such Party shall have used its commercially reasonable efforts to mitigate its effects, such Party shall give prompt written notice to the other Party, its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences.

(c) Notices.  All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by hand, sent via overnight courier, sent by facsimile, or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

If to American Standard:

American Standard Circuits, Inc.

3615 Wolf Road

Franklin Park, IL 60131-1425

Attention: Gordhan Patel

Fax: (847) 455-1518

With a copy to:

Marvin W. Temple, Esq.

555 N. Skokie Blvd.

Northbrook, Illinois

Fax: (847) 480-1414

If to M-Wave:

M-Wave, Inc.

475 Industrial Drive

West Chicago, IL 60185

Attention: Joseph Turek

Fax: (630) 562-2430

With a copy to:

Jeff Mattson

Freeborn and Peters, LLP

311 S. Wacker Dr., Suite 3000

Chicago, IL 60606

Fax: (312) 360-6571

or to such other person or entity or at such other address as any Party shall designate by notice to the other in accordance with this Section 24(c).  Notices provided in accordance with this Section 24(c) shall be deemed delivered (i) upon personal delivery with signature required; (ii) one (1) business day after they have been sent to the recipient by reputable overnight courier service (charges prepaid and signature required); (iii) upon confirmation, answer back received, of successful transmission of a facsimile message containing such notice if sent between 9 a.m. and 5 p.m., local time of the recipient, on any Business Day, and as of 9 a.m. local time of the recipient on the next business day if sent at any other time; or (iv) three (3) business days after deposit in the mail.

(d) Waiver.  Except as specifically provided for herein, the waiver from time to time by either of the Parties of any of their rights or their failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or of any other of such Party’s rights or remedies provided in this Agreement.

(e) Severability.  If any term, covenant or condition of this Agreement or the application thereof to any Party or circumstance shall, to any extent, be held to be invalid or unenforceable, then the remainder of this Agreement, or the application of such term, covenant or condition to Parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

(f) Entire Agreement.  This Agreement and the documents executed in connection herewith set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with regard to the subject matter discussed herein and supersede and terminate all prior agreements and understanding between the Parties with regard to the subject matter discussed herein (including the Original Agreement, which shall have no further force or effect after the date of this Agreement).  There are no covenants, promises, agreements, warranties, representations conditions or understandings, either oral or written, between the Parties with regard to the subject matter discussed herein other than as set forth in this Agreement.  Notwithstanding the foregoing sentence, nothing in this Agreement shall limit the rights and obligations of the respective parties to the lease of a portion of the Manufacturing Facility by M-Wave from an affiliate of American Standard.

(g) Independent Contractor.  Neither Party shall, for any purpose, be deemed to be an agent or partner of the other Party and the relationship between the Parties shall only be that of independent contractors.  Neither Party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of the other Party, whether express or implied, or to bind the other Party in any respect whatsoever.

(h) Governing Law and Venue.  This Agreement shall be governed by and construed under the laws of the State of Illinois, excluding its choice of law principles.  For any claim or proceeding arising under or out of this Agreement (“Proceeding”), each Party agrees to submit to the exclusive jurisdiction of the state and federal courts located in the State of Illinois and hereby waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement or any contemplated transaction in any other court.  The Parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the Parties irrevocably to waive any objections to venue or to convenience of forum.

(i) Injunctive Relief.  Notwithstanding the foregoing, the Parties acknowledge and agree that money damages may not be an adequate remedy for any breach or threatened breach of this Agreement, and that, in such event, any Party may, in addition to any other rights and remedies existing in its favor, bring an action in any court of competent jurisdiction situated in Cook, County, Illinois for specific performance or injunctive relief or for other provisional relief to compel another Party hereto to comply with its obligations under this Agreement whether or not any arbitration proceedings have been initiated.

(j) Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by on the day and year first above written.

M-WAVE, INC.
By:
Name:
Title:

AMERICAN STANDARD CIRCUITS, INC.
By:
Name:
Title:

GORDHAN PATEL (for purposes only of agreeing to Section 13 above)

ANNEX 1

PRICING MATRIX

[TO BE ATTACHED.]

EXHIBIT A

OPTIONS

[TO COME.]